SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Tii Network Technologies, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

872479 20 9
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872479 20 9	13G	Page 2 of 5

1. Names of Reporting Persons Kenneth A. Paladino
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 869,000
6. Shared Voting Power 0
7. Sole Dispositive Power 869,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 869,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 5.7%
12. Type of Reporting Person (See Instructions) In

CUSIP No. 872479 20 9	13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Tii Network Technologies, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

141 Rodeo Drive, Edgewood, New York 11717

Item 2.	(a)	Name of Person Filing:

Kenneth A. Paladino

	(b)	Address of Principal Business Office or, if None, Residence:

141 Rodeo Drive, Edgewood, New York 11717

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $.01 par value

	(e)	CUSIP Number:

872479 20 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 872479 20 9	13G	Page 4 of 5

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

	(a)	Amount beneficially owned: 869,000 (1)

	(b)	Percent of class: 5.7%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 869,000 (1)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 869,000 (1)

		(iv)	Shared power to dispose or to direct the disposition of: 0

_____________
(1)
Includes 271,666 shares of restricted stock issued to Mr. Paladino pursuant to the Company’s 2008 Equity Compensation Plan, as to which shares Mr. Paladino has the right to vote but does not (as of December 31, 2010) have present dispositive power since the shares are subject to forfeiture in the event, with certain exceptions, of termination of his employment prior to vesting, and 519,000 shares subject to options held under an employee stock option plan that are exercisable on or within 60 days after December 31, 2010.

Item 5.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 6.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

CUSIP No. 872479 20 9	13G	Page 5 of 5

Item 7.	Identification And Classification of Members of The Group.

Not Applicable

Item 8.	Notice of Dissolution of Group.

Not Applicable

Item 9.	Certifications.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 20, 2011

/s/ Kenneth A. Paladino
Kenneth A. Paladino